October 22, 2013

Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northwest Natural Gas Company
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 7, 2013
Response dated October 2, 2013
File No. 1-15973

Dear Mr. Allegretto:

Northwest Natural Gas Company (“NW Natural”) acknowledges receipt of your letter of October 8, 2013 commenting on the above-referenced filing.

This letter contains our responses to the comments and explanations to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For the convenience of the Staff, each of the Staff's comments is included in bold and is followed by our corresponding response.

Form 10-Q for the Quarterly Period Ended June 30, 2013
Part I. Financial Information, page 1
Item 1. Consolidated Financial Statements, page 2
Notes to Consolidated Financial Statements, page 6
Note 14. Revision to Prior Period Financial Statements, page 19

1.
We reviewed your response to comment 5 in our letter dated September 19, 2013. Please note that to the extent you must change your prior financial statements at some point in the future because of an error that can only be remedied by correction, it appears the definition in the Accountant Standard Codification would consider it a restatement. If so, it should be identified as such and the periods impacted should be labeled as restated. Given this view, please tell us whether your auditors plan to make reference to the correction in the auditors' report.

Response: NW Natural assessed the materiality of the error on prior period financial statements and concluded it was not material to any individual prior annual or interim periods; however, the cumulative impact of the correction would have been material to the interim period ending March 31, 2013 and the annual forecasted 2013 results, if corrected in 2013. As a result, in accordance with SAB 108, we revised our prior period financial statements and provided the appropriate disclosures. We plan to carry forward our disclosures about this error in each quarterly report on Form 10-Q in 2013 and our 2013 annual report on Form 10-K.

As we discussed during our telephone call on October 16, 2013, it is our understanding that if the error is not material to prior periods, as in our situation, the financial statements are typically not labeled "as restated." If an error is not material to prior periods, and the company has concluded that previously issued financial statements can still be relied upon, there is no impact on consistency that requires such disclosure.

Neither we nor our auditors believe that an explanatory paragraph is required in an auditor’s report when the errors that have been corrected in the prior period financial statements are immaterial. While paragraph 9 of AS 6 requires, “the correction of a material misstatement in previously issued financial statements should be recognized in the auditor’s report on the audited financial statements through the addition of an explanatory paragraph, as described in AU sec 508,” there is no requirement for such paragraph in an auditor’s report where immaterial errors have been corrected in accordance with SAB 108.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at (503) 220-2345.

Sincerely,

NORTHWEST NATURAL GAS COMPANY
By:	/s/ Stephen P. Feltz
Stephen P. Feltz
Senior Vice President and Chief Financial Officer

cc:	Adam Phippen, Staff Accountant
MardiLyn Saathoff, Vice President and Corporate Secretary
John T. Hood, Morgan, Lewis & Bockius LLP
Roger Mills, PricewaterhouseCoopers LLP